Via Facsimile and U.S. Mail
Mail Stop 6010

September 8, 2005

Mr. Alexander Kavic
Vice Chairman and Director
Millenia Hope, Inc.
4055 St. Catherine West, Suite 151
Montreal, Quebec H3Z 3J8

Re: **Millenia Hope, Inc.**
      Form 10-KSB for the Fiscal Year Ended November 30, 2004
      Filed April 11, 2005
      File No. 000-29385

Dear Mr. Kavic:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 6. Management's Discussion and Analysis of Financial Condition and Results Of Operations

1.   Please explain to us and disclose how your agreement with Liquid Asset described here is currently being used in your operations. We note that it expires on September 1, 2005. Disclose what your intention is as to exercising your five year renewal option. If your intent is to renew, provide your estimate of the cost

and impact on liquidity; or, if your intent is not to renew, explain how this decision will negatively impact your business plan for fiscal year 2005 and beyond. To the extent that the agreement is material, include a similar discussion of this agreement in your financial statements.

2.   Please revise your disclosure about the transaction with Cibecol to better clarify the following points:
   - Explain why you feel that you will have access to these facilities to produce the Voacamine required given that you have not proven this ability since the "purchase" in 2001.
   - Explain what happened to the assets transferred to Cibecol at the time of the "purchase."
   - Disclose what legal remedies you are working through to try and gain access to the assets at the present time.
   - Disclose what you are doing to obtain the Voacamine now given that you do not have access to the facility to process it.

3.   Please revise your discussion of your MMH MALAREX product to more specifically address exactly where in the approval process this product resides. Include what further regulatory approvals are required to be able to actively market this product. Include what further work is required to be able to take advantage of the "sales authorizations" already received in Africa. Include a discussion of any costs that you expect to incur in order to actually be able to market this product.

Financial Statements – November 30, 2004

Report of Independent Registered Public Accounting Firm

4.   Your report by Stark Winter states that the audit was performed in accordance with the "auditing standards" of the PCAOB. This appears to be a more limited standard than is required by paragraph 3 of PCAOB Auditing Standard No. 1. Please revise your report to remove the limited "auditing" reference to clearly indicate "standards."

5.   Please revise your report by Stark Winter to cover the period from inception to November 31, 2004 as this period is required to be audited.

Statements Of Operations

6.   Please explain your line item titled "Non-controlling interest" in your Statement of Operations and clarify why it is not included in the column titled "Inception to November 30, 2004.

7.   Through out the MD&A sections and Notes to Financial Statements of your 10-KSB and 10-QSB filings you refer to operational activities such as "development costs for completed and ongoing trials," "preliminary costs for planned tests," "company is continuing its clinical trials and product refinement" and "new clinical studies." These appear to be indicative of Research and Development activities. Please clarify why you have not disclosed the expenses of such activities on the face of your Statements of Operations in accordance with SFAS 2 paragraph 13. Further the caption "Stock compensation expense" is not appropriate because it does not identify the nature of the expense but only the method of payment. We note that the stock compensation may relate to all expense categories. Explain why your presentation does not allocate the amounts to the appropriate operating expenses captions. Finally revise your MD&A to discuss the changes between these new classifications.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Peklenk, Staff Accountant, at (202) 551-3661, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674, if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant